UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    November 2007                                   File No:  0-52265

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated November 28, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: November 28, 2007

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN

KEEGAN RESOURCES COMPLETES $13.5 MILLION FINANCING

November 28, 2007 – Keegan Resources Inc. announces that further to its news release of November 5, 2007, it has now completed the previously announced private placement of 3,300,000 units of the Company at a price of $4.10 per Unit for gross proceeds of $13,530,000. The financing was underwritten by Dundee Securities Corp. and Cormark Securities Inc who exercised their 10% over-allotment right.  Each unit consists of one common share and one half of one share purchase warrant.  Each whole warrant is exercisable at $5.25 per Share for an eighteen month period expiring May 27, 2009, subject to accelerated expiry if the shares close over $6.00 for any 20 consecutive days. All securities issued pursuant to this private placement have a hold period until March 28, 2008.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements.

Proceeds will be used to further delineate resources on the Keegan’s Esaase Gold Project in Ghana where a resource estimate of 1.43 million ounces of gold (Au) in an inferred category and 0.24 million ounces in an indicated category at an average grade of 1.4 g/t Au applying a 0.6 g/t Au cut-off was announced on October 15, 2007.  A total of 151 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource. Additional noteworthy drill intercepts were announced November 1 and 15, 2007.

Daniel McCoy, President, CEO and Director, commented “We are very pleased with the reception this offering received; these funds will  accelerate extensive exploration programs on both of the company’s properties in Ghana and particularly the ongoing resource delineation program at the Esaase Gold Project.".

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: www.keeganresources.com or contact investor relations at: 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address completion of financings, resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Keegan believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities  market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Keegan, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company’s home jurisdiction filings at www.sedar.com.